UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2012

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

3Q12 results evidencing successful execution of strategic measures while maintaining strong client momentum, with underlying* core pre-tax income of CHF 1,203 million, underlying* net income attributable to shareholders of CHF 891 million and underlying* return on equity of 9.6%

3Q12 reported core pre-tax income of CHF 359 million, net income attributable to shareholders of CHF 254 million and return on equity of 2.9%, reflecting fair value losses of CHF 1,048 million before taxes resulting from a significant tightening of own credit spreads

9M12 results:
•	Underlying* core pre-tax income of CHF 3,835 million, underlying* net income attributable to shareholders of CHF 2,761 million and underlying* return on equity of 10.4%
•
Reported core pre-tax income of CHF 1,510 million, net income attributable to shareholders of CHF 1,086 million and return on equity of 4.2%, reflecting fair value losses on own debt of CHF 2,563 million before taxes

Cost saving measures exceed targets:
•	Expect to exceed CHF 3.0 billion of cost reductions in fiscal 2013 versus adjusted* annualized 1H11 run rate
•	Target additional longer-term cost reductions for 2014 and 2015, thereby resulting in a total cost run rate reduction of CHF 4.0 billion versus adjusted* annualized 1H11 run rate

Continued strengthening of capital base; announcement of further measures to reduce risk-weighted assets and leverage:
•
Progress on implementation of announced capital measures with 3Q12 Look-through Swiss Core Capital ratio of 8.2%, on track to be at around 9.3% by end-2012 on a pro-forma basis and to achieve end-2018 requirement of 10% by mid-2013

•	Targeting balance sheet reductions of CHF 130 billion or 13% of total assets by end-2013, which will improve leverage ratio
•	Targeting further 10% Basel III RWA reduction in Investment Banking to USD 180 billion by end-2013

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October 25, 2012 Page 2/14

•	Basel II.5 core tier 1 ratio increased by 2.2 percentage points to 14.7%, total capital ratio increased by 1.0 percentage point to 21.2%
•	Strong liquidity with estimated Net Stable Funding Ratio in excess of 100%

Zurich, October 25, 2012 Credit Suisse Group reports 3Q12 and 9M12 results and provides an update on the implementation of the previously announced capital measures.

Brady W. Dougan, Chief Executive Officer, said: “We are successfully executing on the strategic measures we began last year, while maintaining strong momentum with our clients. We have realigned our business to better meet the demands of a changed regulatory and market environment and, in doing so, have substantially reduced risks. At the same time, we have significantly cut costs and improved efficiencies across the bank. Additionally, we have further strengthened our capital base and have improved our balance sheet structure to meet future regulatory requirements. Despite this, we have built a very strong platform to provide the best advice and service to our clients.”

He continued: “In the third quarter of 2012, our businesses produced solid earnings, while at the same time improving the efficiency of their operations. We expect to deliver savings in excess of the CHF 3.0 billion previously announced for full year 2013 and we are committed to deliver additional cost savings in subsequent years. The implementation of the capital actions we announced in July 2012 is well underway. By the end of the third quarter, our Look-through Swiss Core Capital ratio stood at 8.2% and we are confident that, through the completion of the capital measures we announced and the further risk reduction in Investment Banking, we will be at around 9.3% on a pro-forma basis by end-2012 and are on track to achieve our target and the Swiss end-2018 requirement of 10% by mid-2013.”

He concluded: “Year to date, we have generated an underlying* return on equity of 10% in what we consider to be a very volatile environment with low levels of client activity. We are confident that the full implementation of the strategic, capital and cost-savings measures that we began in 2011 will enable us to reach our target return on equity of 15% or more over the cycle as well as the other stated targets for the bank.”

3Q12 Results Summary
Credit Suisse Group reported 3Q12 core pre-tax income of CHF 359 million, net income attributable to shareholders of CHF 254 million, a return on equity of 2.9% and net new assets of CHF 5.3 billion. 3Q12 results reflected fair value losses on own debt of CHF 1,048 million before taxes, reflecting a significant tightening in own credit spreads.

Underlying* core pre-tax income for 3Q12 was CHF 1,203 million, underlying* net income attributable to shareholders was CHF 891 million and underlying* return on equity was 9.6%. This represents an improvement compared to underlying* core pre-tax income of CHF 1,148 million in 2Q12 and an underlying* core pre-tax loss of CHF 34 million in 3Q11.

Media Release
October 25, 2012 Page 3/14

Financial Highlights
in CHF million (unless otherwise stated)	3Q12	2Q12	3Q11	9M12	9M11
Reported income before taxes (Core Results)	359	1,111	1,036	1,510	3,747
Underlying* income/loss before taxes (Core Results)	1,203	1,148	(34)	3,835	3,346
Reported net income attributable to shareholders	254	788	683	1,086	2,590
Underlying* net income attributable to shareholders	891	815	26	2,761	2,429
Diluted earnings per share (CHF)	0.16	0.46	0.53	0.71	1.95
Return on equity attributable to shareholders (annualized)	2.9%	9.2%	8.7%	4.2%	10.7%
Underlying* return on equity attributable to shareholders (annualized)	9.6%	9.3%	0.3%	10.4%	9.9%
Basel II.5 Tier 1 ratio (end of period)	18.5%	16.5%	14.3%	18.5%	14.3%
Basel II.5 Core Tier 1 ratio (end of period)	14.7%	12.5%	10.0%	14.7%	10.0%
FINMA leverage ratio (Basel II.5)	5.2%	4.7%	4.9%	5.2%	4.9%
Total book value per share (CHF)	27.60	27.10	27.86	27.60	27.86
Tangible book value per share (CHF)	20.73	20.13	20.69	20.73	20.69

Private Banking with 3Q12 net revenues of CHF 2,591 million and pre-tax income of CHF 689 million
•	Net revenues were stable compared to 3Q11, with lower transaction-based revenues, higher net interest income and stable recurring commissions and fees
•	Corporate & Institutional Clients with strong contribution of CHF 206 million to Private Banking pre-tax income
•	Net new assets of CHF 5.2 billion, driven by inflows in booking centers outside Switzerland, partially offset by outflows on Swiss platform from mature markets, mainly from Western Europe
o	Wealth Management with net new assets of CHF 5.1 billion across all regions
o	Corporate & Institutional Clients with net new assets of CHF 0.1 billion
•	Private Banking assets under management exceeded CHF 1 trillion (CHF 1,023.6 billion) for the first time since 2007, up CHF 35.7 billion from 2Q12
•	On track to achieve the targeted CHF 800 million cumulative benefit by 2014 from previously announced strategic initiatives

Investment Banking with 3Q12 net revenues of CHF 3,296 million and pre-tax income of CHF 508 million
•
Strong fixed income sales and trading revenues of CHF 1,496 million, up 26% from 2Q12, reflecting robust client flow and favorable trading conditions, with particular strength in securitized products, credit and corporate lending

•
Equity sales & trading revenues were resilient at CHF 1,026 million, despite an 11% decline from 2Q12, due to lower results in derivatives and prime services, offset by stronger revenues across equity arbitrage trading, fund-linked products and convertibles

•	Underwriting and advisory revenues of CHF 868 million, up 35% from 2Q12, reflecting strong performance across debt underwriting, equity underwriting and M&A and advisory fees
•	Total operating expenses of CHF 2,783 million, up 10% from 2Q12, driven by higher litigation provisions, primarily concerning mortgage-related matters

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October 25, 2012 Page 4/14

•	Improved operating efficiency with pre-tax margin of 18% for 9M12 compared to 10% for 9M11
•	Enhanced capital efficiency with 46% increase in revenue per Basel III risk-weighted assets usage compared to 9M11, driven by a 31% reduction in Basel III risk-weighted assets since end of 3Q11
•	9M12 normalized* return on Basel III allocated capital of 11%, up from 3% in 9M11; 9M12 normalized* return on Basel III allocated capital in our ongoing businesses of 16%, up from 6% in 9M11

Asset Management with 3Q12 net revenues CHF 607 million and pre-tax income of CHF 222 million
•	Results included a gain of CHF 140 million on the sale of the remaining 7.0% ownership in Aberdeen Asset Management and an impairment of CHF 38 million related to Asset Management Finance LLC (AMF)
•	Strong investment-related gains of CHF 101 million compared to losses of CHF 17 million in 3Q11
•	Fee-based revenues of CHF 438 million, down 14% from 3Q11, were impacted by lower carried interest on realized private equity gains and lower equity participations income
•	Net asset outflows of CHF 0.5 billion, with outflows in traditional investments and diversified investments partially offset by inflows in alternative investments
•	Progress in implementing strategy in Asset Management toward more liquid and capital efficient alternatives business

Cost saving measures
After successfully delivering CHF 2.0 billion of cost reductions in 6M12 versus adjusted* annualized 6M11 run rate and increasing the full year 2013 cost savings target to CHF 3.0 billion in July 2012, Credit Suisse announced today that it intends to further increase its savings target by CHF 0.5 billion, to be achieved during 2014, and by another CHF 0.5 billion to be achieved during 2015, thereby targeting a total of CHF 4.0 billion in cost savings versus the adjusted* annualized cost run rate of 6M11. In 3Q12, related business realignment costs of CHF 144 million were recognized in the Corporate Center.

Capital and funding
In July 2012, Credit Suisse announced a number of measures to strengthen its capital by CHF 15.3 billion in light of the current regulatory and market environment.

As of the end of 3Q12, CHF 12.8 billion of the previously announced total of CHF 15.3 billion of additional capital until end-2012 has already been achieved. The Look-through Swiss Core Capital ratio as of the end of 3Q12 stands at 8.2% and Credit Suisse is confident it will be at around 9.3% by end-2012 on a pro-forma basis, will achieve the Swiss end-2018 requirement of 10% in mid-2013 and will approach 12% by year-end 2013.

As of the end of 3Q12, Credit Suisse reported a Basel II.5 core tier 1 ratio of 14.7% and a Basel II.5 tier 1 ratio of 18.5%, up 2.2 percentage points and 2.0 percentage points, respectively, versus 2Q12. As of the end of 3Q12, Credit Suisse reported a total capital ratio of 21.2%.

Credit Suisse today announced it will further reduce risk-weighted assets in Investment Banking to USD 180 billion by end-2013 from USD 204 billion in 3Q12.

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October 25, 2012 Page 5/14

Credit Suisse today also announced targeted measures to reduce total balance sheet assets by CHF 130 billion or 13% by end-2013 on a foreign-exchange neutral basis. These measures are expected to have a limited impact on the bank’s earnings and will increase its leverage ratio. As of the end of 3Q12, Credit Suisse’s FINMA leverage ratio stood at 5.2%, well in excess of current requirements.

Credit Suisse is continuing to conservatively manage its liquidity, with an estimated Net Stable Funding Ratio under the current FINMA framework in excess of 100% as of the end of 3Q12.

Segment Results Detail

Private Banking
Private Banking, which comprises the global Wealth Management Clients business and the Swiss Corporate & Institutional Clients business, reported net revenues of CHF 2,591 million and income before taxes of CHF 689 million in 3Q12. The results reflected margin pressure in an operating environment with low client activity and increasing costs of doing business, partially mitigated by the continuing implementation of our strategic initiatives. Net revenues were stable compared to 3Q11. In comparison to 2Q12, net revenues were 4% lower, reflecting a decrease in all major revenue categories. Total operating expenses were stable compared to 3Q11and 2Q12, when adjusting for litigation provisions of CHF 478 million in 3Q11 in connection with US and German tax matters.

The Wealth Management Clients business reported net revenues of CHF 2,117 million, stable compared to 3Q11, with higher net interest income, stable recurring commissions and fees and lower transaction-based revenues. Compared to 2Q12 net revenues were 5% lower, reflecting a decrease in all major revenue categories. Net interest income decreased slightly in a challenging interest rate environment. The decrease in transaction-based revenues compared to the prior quarter was mainly due to gains recognized in 2Q12 from the integration of Clariden Leu, of which CHF 41 million related to the sale of a non-core business. This was partially offset by higher brokerage and product issuing fees in 3Q12. Recurring commissions and fees were lower, primarily due to semi-annual performance fees in the previous quarter. Income before taxes was CHF 483 million in 3Q12. This compares to a loss before taxes of CHF 9 million in 3Q11, which included litigation provisions of CHF 478 million, and income before taxes of CHF 551 million in 2Q12, which included the gains from the integration of Clariden Leu. Total operating expenses of CHF 1,608 million were slightly lower compared to 3Q11, excluding the 3Q11 litigation provisions. Compared to 2Q12, total operating expenses were slightly lower, with lower compensation and benefits partially offset by higher general and administrative expenses, primarily driven by higher regulatory costs. Provision for credit losses was CHF 26 million on a loan portfolio of CHF 145 billion. The gross margin of 107 basis points decreased significantly compared to both 3Q11 and 2Q12, reflecting the 2Q12 gain from the integration of Clariden Leu, the conservative client asset mix, low levels of client activity, the continued adverse interest rate environment and an increase in assets under management. By the end of 3Q12 Wealth Management assets under management were CHF 803.3 billion, up from CHF 774.1 billion in 2Q12 and CHF 721.8 billion in 3Q11.

The Corporate & Institutional Clients business, which provides comprehensive coverage for all the financial service needs of corporate and institutional clients in Switzerland and for banks worldwide, reported net revenues of CHF 474 million, stable compared to 3Q11 and slightly lower compared to 2Q12. In 3Q12 income before taxes of CHF 206 million was 5% lower compared to 3Q11, reflecting higher provision for credit losses and slightly higher total operating expenses. Compared to 2Q12, income before taxes was 8% lower, mainly driven by lower net revenues and higher operating expenses.

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Investment Banking
In 3Q12, Investment Banking reported net revenues of CHF 3,296 million and income before taxes of CHF 508 million.

Investment Banking’s normalized* after-tax return on Basel III allocated capital in its ongoing businesses increased from 6% in 9M11 to 16% in 9M12, reflecting a more balanced business mix, continued market share momentum, significant Basel III risk-weighted asset reduction and increased operating leverage.

In the third quarter, Investment Banking results demonstrated strong franchise momentum and the continued execution of the strategy to increase operating and capital efficiencies.

Fixed income sales and trading revenues of CHF 1,496 million reflected solid client flow and favorable trading conditions. Relative to 3Q11, results were 178% higher, driven by a substantial increase in securitized products and global credit products revenues, due to a more favorable market environment with greater client demand for higher yielding instruments, and improved results in emerging markets. Results benefitted from a more balanced business portfolio with reduced revenue volatility, reflecting the significant decline in inventory levels as part of our refined strategy. Revenues also increased 26% compared to 2Q12 due to stronger performance in securitized products and global credit products, higher revenues from corporate lending and lower losses from the businesses that Credit Suisse is exiting.
Equity sales and trading revenues of CHF 1,026 million increased 15% compared to 3Q11, reflecting favorable capital market conditions, despite lower secondary market volumes. Compared to 2Q12, revenues were 11% lower, reflecting weaker derivatives revenues due to conservative risk positioning in Asia and a seasonal decline in prime services revenues.
Underwriting and advisory revenues of CHF 868 million were 43% and 35% higher relative to 3Q11 and 2Q12, respectively, driven by strong debt underwriting revenues due to robust high yield and investment grade issuance volumes. Equity underwriting results also improved, reflecting higher revenues from global follow-on and convertibles offerings. In addition, mergers and acquisitions (M&A) and advisory revenues increased, driven by higher M&A advisory and private placement fees.
Compensation and benefits increased CHF 63 million, or 4%, from 2Q12, primarily reflecting higher deferred compensation expense from prior-year awards. Total operating expenses in 9M12, excluding the deferred compensation expense of CHF 418 million related to PAF2 in 1Q12 and certain significant litigation matters of CHF 136 million in 3Q12, were down by CHF 932 million, or 10%, compared to 9M11.
General and administrative expenses of CHF 1,027 million in 3Q12 increased 14% relative to 3Q11and 22% relative to 2Q12. The increase was driven by certain significant Investment Banking litigation provisions of CHF 136 million, primarily concerning mortgage-related matters.

Asset Management
Asset Management reported net revenues of CHF 607 million and income before taxes of CHF 222 million.

The sale of Credit Suisse’s remaining holding in Aberdeen Asset Management in July 2012 resulted in a gain of CHF 140 million. In 2Q12 and 3Q11, gains of CHF 66 million and CHF 15 million, respectively, were recognized from earlier sales. In addition to the gain on Aberdeen, equity participations and other gains included an impairment of CHF 38 million related to Asset Management Finance LLC. Excluding the

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October 25, 2012 Page 7/14

gains from these sales and the impairment, income before taxes was CHF 120 million in 3Q12, CHF 67 million in 2Q12 and CHF 82 million in 3Q11.

Fee-based revenues of CHF 438 million decreased 14% and 8% compared to 3Q11and 2Q12 respectively, with lower performance fees and carried interest and lower equity participations income. The fee-based margin was 48 basis points compared to 56 basis points in 3Q11.

Investment-related gains of CHF 101 million in 3Q12 compared to a CHF 17 million loss in 3Q11 and gains of CHF 27 million in 2Q12.

Total operating expenses of CHF 385 million were down 3% compared to 3Q11 and down 8% compared to 2Q12. Total operating expenses for 9M12 were down CHF 48 million, or 4%, compared to 9M11, despite the adverse foreign exchange translation impact.

Segment Results
in CHF million		3Q12	2Q12	3Q11	Change in %	Change in %
					vs. 2Q12	vs. 3Q11
Private	Net revenues	2,591	2,704	2,600	(4)	0
Banking	Provision for credit losses	36	39	25	(8)	44
	Total operating expenses	1,866	1,890	2,368	(1)	(21)
	Income before taxes	689	775	207	(11)	233
Investment	Net revenues	3,296	2,909	1,981	13	66
Banking	Provision for credit losses	5	(14)	59	-	(92)
	Total operating expenses	2,783	2,540	2,642	10	5
	Income/(loss) before taxes	508	383	(720)	33	-
Asset	Net revenues	607	550	493	10	23
Management	Provision for credit losses	-	-	-	-	-
	Total operating expenses	385	417	396	(8)	(3)
	Income before taxes	222	133	97	67	129

Net new assets
Credit Suisse Group reported net asset inflows of CHF 5.3 billion in 3Q12. Private Banking attracted net new assets of CHF 5.2 billion. Wealth Management Clients contributed net new assets of CHF 5.1 billion, driven by inflows across all regions, particularly from emerging markets, and from the UHNWI client segment. Corporate & Institutional Clients in Switzerland reported inflows of CHF 0.1 billion. Asset Management recorded net asset outflows of CHF 0.5 billion, with outflows in traditional investments and diversified investments, partially offset by inflows in alternative investments.

Corporate Center
The Corporate Center recorded a loss before taxes of CHF 1,060 million in 3Q12, including fair value losses on own debt of CHF 681 million, fair value losses on stand-alone derivatives of CHF 29 million and debit valuation adjustments losses on certain structured note liabilities of CHF 338 million, resulting in overall losses on such items of CHF 1,048 million in the quarter. This compares to a loss before taxes of CHF 180 million in 2Q12 and income before taxes of CHF 1,452 million in 3Q11.

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October 25, 2012 Page 7/14

Benefits of the integrated bank
Credit Suisse generated CHF 1,166 million in collaboration revenues from the integrated bank in 3Q12.

*Underlying, normalized and adjusted results in the following table are non-GAAP financial measures. The table below includes a reconciliation of certain of these measures. For further information on the calculation of underlying normalized and adjusted measures, including reconciliations for historical periods, the cost run rate on an adjusted annualized basis and Investment Banking's normalized after-tax return on Basel III allocated capital for ongoing businesses, see the 3Q12 Results Presentation Slides.

Overview of significant items in 3Q12 and 9M12
in CHF million	Core Results pre-tax income		Income tax expense/(benefit)		Non-controlling interests		Net income attributable to shareholders		Return on equity
	3Q12	9M12	3Q12	9M12	3Q12	9M12	3Q12	9M12	3Q12	9M12
Reported results	359	1,510	(101)	(396)	(4)	(28)	254	1,086	2.9%	4.2%
Fair value losses from movement in own credit spreads1	1,048	2,563	(183)	(606)	0	0	865	1,957	-	-
Realignment costs	144	395	(44)	(108)	0	0	100	287	-	-
Gain on sale of stake in Aberdeen Asset Management	(140)	(384)	18	58	0	0	(122)	(326)	-	-
Gain on sale of non core business (Clariden Leu integration)	0	(41)	0	4	0	0	0	(37)	-	-
Gain on sale of real estate	(382)	(382)	57	57	0	0	(325)	(325)	-	-
AMF impairments	38	38	(15)	(15)	0	0	23	23	-	-
Significant IB litigation provisions	136	136	(40)	(40)	0	0	96	96	-	-
Underlying results	1,203	3,835	(308)	(1,046)	(4)	(28)	891	2,761	9.6%	10.4%

1Fair value gains/losses on own liabilities are an element of fair value accounting under US GAAP. They reflect the volatility of the Group's credit spreads and, over the life of the respective liability, will result in no gains or losses.

3Q12 Financial Release
The 3Q12 Financial Release and the related Results Presentation Slides are available for download from 06:45 CET today.

The Financial Release is available for download at:
https://www.credit-suisse.com/investors/doc/csg_financialreport_3q12.pdf

Hard copies of the Financial Release can be ordered free of charge at:
https://publications.credit-suisse.com/app/shop/index.cfm?fuseAction=OpenShopCategory&coid=219303&lang=EN

The Results Presentation Slides are available for download at:
https://www.credit-suisse.com/investors/doc/3q12_slides.pdf

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October 25, 2012 Page 9/14

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information \Non-GAAP information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2012 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2011 under “Risk factors” in the Appendix.
This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the 3Q12 Credit Suisse Financial Release and the 3Q12 Results Presentation Slides.

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October 25, 2012 Page 10/14

Capital and liquidity disclosures
The definitions of regulatory capital and capital ratios used in this press release refer to the regulations under the Swiss “Too-Big-to-Fail” regime as determined by FINMA. Ratio calculations based on these capital definitions use projected Basel III year-end 2012 risk-weighted assets. The expected end-2012 ratios are based on a pro-forma calculation assuming successful completion of the capital measures announced in July 2012 and using Bloomberg consensus net income estimates (adjusted for actual 9M12 net income and fair value losses on own debt in 3Q12) and Credit Suisse Basel III risk-weighted assets estimates. The calculation of net stable funding ratio (NSFR) is based on the current FINMA framework. As Basel III will not be implemented before January 1, 2013, our Basel III risk-weighted assets, capital and NSFR were calculated in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the actual implementation of Basel III, FINMA rules and regulations or any of our assumptions or estimates would result in different numbers from those used in the release.

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October 25, 2012 Page 11/14

Presentation of Credit Suisse Group’s 3Q12 results via audio webcast and telephone conference

Date                             Thursday, October 25, 2012

Time                            09:00 Zurich / 08:00 London / 03:00 New York

Speakers                     Brady W. Dougan, Chief Executive Officer
David Mathers, Chief Financial Officer
The presentations will be held in English.

Audio webcast             www.credit-suisse.com/results

Telephone                   Switzerland:    +41 44 580 40 01
                                    Europe:    +44 1452 565 510
                                    US:          +1 866 389 9771
                                    Reference: Credit Suisse Group quarterly results

Q&A session	Following the presentations, you will have the opportunity to ask questions via the telephone conference.

Playback      Replay available approximately two hours after the event by visiting
                                    www.credit-suisse.com/results or by dialing:
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Media Release
October 25, 2012 Page 12/14

Consolidated statements of operations (unaudited)
in	3Q12	2Q12	3Q11	9M12	9M11

Consolidated statements of operations (CHF million)

Interest and dividend income	4,923	7,044	5,375	17,262	17,909

Interest expense	(3,211)	(5,430)	(3,729)	(12,052)	(13,133)

Net interest income	1,712	1,614	1,646	5,210	4,776

Commissions and fees	3,224	3,130	3,061	9,526	10,195

Trading revenues	(3)	1,156	1,920	1,342	5,047

Other revenues	911	375	62	2,088	1,719

Net revenues	5,844	6,275	6,689	18,166	21,737

Provision for credit losses	41	25	84	100	90

Compensation and benefits	3,094	3,005	3,067	9,810	10,192

General and administrative expenses	1,862	1,673	2,209	5,188	5,493

Commission expenses	427	441	485	1,319	1,512

Total other operating expenses	2,289	2,114	2,694	6,507	7,005

Total operating expenses	5,383	5,119	5,761	16,317	17,197

Income before taxes	420	1,131	844	1,749	4,450

Income tax expense	101	311	332	396	1,068

Net income	319	820	512	1,353	3,382

Net income/(loss) attributable to noncontrolling interests	65	32	(171)	267	792

Net income attributable to shareholders	254	788	683	1,086	2,590

Earnings per share (CHF)

Basic earnings per share	0.16	0.48	0.54	0.72	1.96

Diluted earnings per share	0.16	0.46	0.53	0.71	1.95

Media Release
October 25, 2012 Page 13/14

Consolidated balance sheets (unaudited)
end of	3Q12	2Q12	4Q11	3Q11

Assets (CHF million)

Cash and due from banks	86,977	99,038	110,573	92,376

Interest-bearing deposits with banks	2,265	2,328	2,272	2,244

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204,260	226,864	236,963	239,747

Securities received as collateral, at fair value	32,338	30,191	30,191	28,812

of which encumbered	20,598	20,985	20,447	18,538

Trading assets, at fair value	288,583	284,058	279,553	300,342

of which encumbered	87,338	74,191	73,749	79,134

Investment securities	3,734	5,326	5,160	5,403

Other investments	13,111	12,773	13,226	14,566

Net loans	242,456	239,164	233,413	226,447

of which encumbered	588	602	471	460

allowance for loan losses	(897)	(928)	(910)	(883)

Premises and equipment	6,724	6,846	7,193	6,936

Goodwill	8,603	8,665	8,591	8,361

Other intangible assets	281	278	288	269

Brokerage receivables	54,630	50,411	43,446	57,020

Other assets	79,330	77,513	78,296	78,998

of which encumbered	1,723	2,120	2,255	2,281

Total assets	1,023,292	1,043,455	1,049,165	1,061,521

Media Release
October 25, 2012 Page 14/14

Consolidated balance sheets (unaudited) (continued)
end of	3Q12	2Q12	4Q11	3Q11

Liabilities and equity (CHF million)

Due to banks	40,696	41,325	40,147	47,876

Customer deposits	319,832	312,683	313,401	314,952

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	168,924	189,266	176,559	169,373

Obligation to return securities received as collateral, at fair value	32,338	30,191	30,191	28,812

Trading liabilities, at fair value	113,933	115,782	127,760	137,554

Short-term borrowings	27,588	19,184	26,116	23,176

Long-term debt	149,719	154,838	162,655	164,177

Brokerage payables	68,512	75,822	68,034	70,212

Other liabilities	58,917	62,259	63,217	62,911

Total liabilities	980,459	1,001,350	1,008,080	1,019,043

Common shares	53	51	49	48

Additional paid-in capital	23,273	21,930	21,796	21,159

Retained earnings	28,025	27,771	27,053	27,804

Treasury shares, at cost	(471)	(66)	(90)	0

Accumulated other comprehensive income/(loss)	(15,198)	(14,912)	(15,134)	(15,492)

Total shareholders' equity	35,682	34,774	33,674	33,519

Noncontrolling interests	7,151	7,331	7,411	8,959

Total equity	42,833	42,105	41,085	42,478

Total liabilities and equity	1,023,292	1,043,455	1,049,165	1,061,521

end of	3Q12	2Q12	4Q11	3Q11

Additional share information

Par value (CHF)	0.04	0.04	0.04	0.04

Authorized shares (million)	2,118.1	2,118.1	1,868.1	1,868.1

Common shares issued (million)	1,320.1	1,286.6	1,224.3	1,203.0

Treasury shares (million)	(27.4)	(3.5)	(4.0)	0.0

Shares outstanding (million)	1,292.7	1,283.1	1,220.3	1,203.0

Third Quarter 2012 Results October 25, 2012 Presentation to Investors and Media

Disclaimer Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 and in "Cautionary statement regarding forward-looking information" in our third quarter report 2012 filed with the US Securities and Exchange Commission and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under GAAP can be found in this presentation and in our third quarter report 2012. Statement regarding Basel 3 disclosures As Basel 3 will not be implemented before January 1, 2013, we have calculated our Basel 3 risk-weighted assets, capital and net stable funding ratio (NSFR) for purposes of this presentation in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. We have calculated year-end 2012 capital ratios on a pro-forma basis, assuming successful completion of the capital measures announced in July 2012 and we have calculated NSFR based on the current FINMA framework. Changes in the actual implementation of Basel 3, FINMA rules and regulations or any of our assumptions or estimates would result in different numbers from those shown in this presentation. October 25, 2012 *

Introduction Brady W. Dougan, Chief Executive Officer

Results review October 25, 2012 * Consistent financial performance and strong client momentum Strong capital position "Look-through" Swiss core capital ratio improved to 8.2% Achieved CHF 12.8 bn of targeted CHF 15.3 bn additional capital as per announcement in July Expect "look through" Swiss core capital ratio to reach 10% by mid 2013 and approach 12% by end 2013 before capital distributions Expect end 2012 ratio to be around 9.3% (pro forma) Improved underlying pre-tax income of CHF 1.2 bn, up from CHF 1.1 bn in 2Q12 Reported net income of CHF 254 mn included pre-tax charges of CHF 1 bn related to tightening of credit spreads on own liabilities Stronger and more consistent earnings in Investment Banking, particularly in fixed income, with substantially reduced risks and expenses Private Banking with resilient revenues and higher regulatory costs offset by efficiency gains Net new assets of CHF 5.2 bn, driven by inflows in international booking centers partially offset by outflows mainly from Western European mature markets AuM for the division exceed CHF 1 trillion for the first time since 2007 9M12 underlying return on equity of 10% reflects the environment and approximately 2% drag from losses in residual wind-down businesses in Investment Banking Maintain goal of over the cycle return of above 15% Underlying results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.

Continued execution of strategy and adapting the business to the current environment October 25, 2012 * Additional CHF 1 bn savings announced today Cost efficiency Capital efficiency Reduce Basel 3 risk-weighted assets (RWAs): Current group-wide RWAs close to end-2013 target of around CHF 300 bn Target further ~10% reduction in Investment Banking RWAs to around USD 180 bn by end 2013 Reduce balance sheet: Target around CHF 130 bn reduction in total assets to below CHF 900 bn in 2013 Pro forma improvement of gross balance sheet leverage to 4.9% vs. 3.8% at end 3Q12 CHF 2 bn expense reduction already achieved: CHF 2 bn annualized savings delivered in 9M12, well ahead of original goal Further savings of CHF 1 bn now increased to CHF 2 bn: Accelerated actions to achieve cumulative CHF 3.0 bn savings in 2013 (previously a 2013 'exit run rate' target) Additional CHF 1 bn is targeted to deliver cumulative savings of CHF 3.5 bn in 2014 and CHF 4.0 bn in 2015 All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses

Financial results David Mathers, Chief Financial Officer

Results overview Underlying1 in CHF mn 3Q12 2Q12 3Q11 9M12 9M11 Net revenues 6,338 6,102 4,978 19,694 19,644 Pre-tax income 1,203 1,148 (34) 3,835 3,346 Net income attributable to shareholders 891 815 26 2,761 2,429 Diluted earnings per share in CHF 0.57 0.48 0.02 1.89 1.82 Pre-tax income margin 19% 19% – 19% 17% Return on equity 10% 9% 0% 10% 10% Net new assets in CHF bn 5.3 4.4 8.0 4.0 42.1 of which Private Banking 5.2 3.4 7.3 16.5 35.2 Reported in CHF mn Net revenues 5,766 6,241 6,817 17,885 20,956 Pre-tax income 359 1,111 1,036 1,510 3,747 Net income attributable to shareholders 254 788 683 1,086 2,590 Diluted earnings per share in CHF 0.16 0.46 0.53 0.71 1.95 Return on equity 3% 9% 9% 4% 11% 1 Underlying results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. * October 25, 2012

Solid Private Banking results despite the continuing challenging environment

in CHF mn	**3Q12**	2Q12	3Q11	**9M12**	9M11
Net revenues	**2,591**	**2,704**	**2,600**	**7,899**	**8,120**
of which gain on sale of business	*–*	*41*	*–*	*41*	*–*
Provision for credit losses	36	39	25	115	35
Compensation and benefits	1,049	1,107	1,092	3,350	3,402
Other operating expenses	817	783	1,276	2,364	2,880
of which litigation provision	*–*	*–*	*478*	*–*	*478*
Total operating expenses	1,866	1,890	2,368	5,714	6,282
Pre-tax income	**689**	**775**	**207**	**2,070**	**1,803**
of which WMC	*483*	*551*	*(9)*	*1,420*	*1,093*
of which CIC	*206*	*224*	*216*	*650*	*710*
Pre-tax income margin	27%	29%	8%	26%	22%
Net new assets in CHF bn	5.2	3.4	7.3	16.5	35.2
AuM in CHF bn	1,024	988	917	1,024	917

- **Revenues broadly stable,** excluding 2Q12 one-off gains from Clariden Leu integration and semi-annual performance fees
- Continued very **low transaction levels, conservative asset mix** and **low interest rates**
- **Lower compensation and benefits,** reflecting initial benefits from efficiency initiatives
- **Higher other operating expenses** reflecting increased regulatory requirements and related legal expenses
- **AuM up 12% YoY,** exceeding CHF 1 trillion for the first time since 2007, with conservative asset mix and higher contribution from UHNWI

Prior period results reflect reclassification of CHF 72 mn gain on real estate in 2Q11 from Private Banking to Corporate Center

AuM = Assets under Management

CREDIT SUISSE
October 25, 2012
8

October 25, 2012 1 Gain related to the sale of a non-core business. 2 Excluding gain related to the sale of a non-core business 2,126 2,127 2,217 Net revenues in CHF mn 2,117 2,087 411 Net interest income slightly lower as higher loan and deposit volumes offset by the impact from low interest rate environment Recurring commissions & fees remained broadly stable when adjusted for semi-annual performance fees of CHF 24 mn in 2Q12 Transaction-based revenues remain at subdued levels further affected by seasonal low client activity Reduced Gross margin reflecting conservative client asset mix, subdued client activity, low interest rate environment and the higher asset base Compared to 2Q12 Gross margin in basis points 111 113 120 107 1132 Average assets under management in CHF bn Wealth Management impacted by low client activity * UHNWI share 36% 36% 37% 38% 40%

CHF 5.2 bn net assets driven by inflows in international booking centers, predominantly from emerging markets October 25, 2012 * Private Banking 3Q12 net new assets in CHF bn Strong inflows in Asia Pacific EMEA with strong inflows from Eastern Europe and Middle East markets partly offset by outflows in Western Europe Positive contribution from Americas and Switzerland albeit seasonal slowdown Emerging markets and Ultra-high-net-worth clients with continued solid growth Booking center view: Inflows in international booking centers partially offset by outflows on Swiss platform mainly from Western European mature markets Wealth Management Clients Corporate & Institutional Clients Private Banking Asia Pacific EMEA Americas Switzerland EMEA = Europe, Middle East and Africa Swiss booking center International booking centers +1.5 Mature markets Switzerland & emerging markets (3.6) +7.2 Total 5.1

Wealth Management 9M12 vs. 9M11 pre-tax income trends

Pre-tax income in CHF mn



9M11
1,571[1]
Recurring commission & fees
(168)
Transaction-based revenues
(112)
Includes CHF 80 mn benefit from growth initiatives
Increased regulatory costs
(53)
Net interest income
60
Cost efficiency initiatives
130
= 210
Other cost items & credit provisions
(8)
9M12
1,420

1 Adjusted for 3Q11 litigation provisions of CHF 478 mn

- **Risk averse** asset mix
- Strategic focus on growth in **emerging markets** and **UHNWI** segment

- **Subdued client activity** in challenging environment and low volumes

- Evolving **regulatory environment** leading to higher costs and legal fees (up from CHF 25 mn to CHF 78 mn)

- **Deposit volume increased** 7% driven by asset inflows and clients shifting into cash, offset by significant margin decrease in **low interest rate environment** (CHF 1 mn impact)
- **Loan volume increased** 7% with **overall stable margins**; growth driven by UHNWI segment and international clients (CHF 59 mn impact)

- Costs savings include initial benefits from **Clariden Leu integration**

- Includes **additional expense savings** of CHF 55 mn more than offset by PAF2 expense and **higher credit provisions**

- Initiatives delivered **CHF 210 mn** benefit in 9M12
- Target cumulative benefit **of CHF 800** mn by 2014

CREDIT SUISSE
October 25, 2012 11

Corporate & Institutional Clients business continues to deliver strong results October 25, 2012 * in CHF mn 3Q12 2Q12 3Q11 9M12 9M11 Net revenues 474 487 474 1,438 1,439 Provision for credit losses 10 11 5 40 (5) Total operating expenses 258 252 253 748 734 Pre-tax income 206 224 216 650 710 Pre-tax income margin 43% 46% 46% 45% 49% Net new assets in CHF bn 0.1 (2.1) 0.6 0.4 2.7 AuM in CHF bn 220 214 195 220 195 Strong pre-tax margin of 43% in 3Q12 and 45% in 9M12 Stable revenues despite low interest environment Continued low credit provisions as a result of well diversified credit portfolio and strong risk management

Investment Banking results demonstrate increased operating and capital efficiencies October 25, 2012 1 Includes certain significant litigation provisions totaling CHF 136 mn Note: A calculation of reported return on Basel 3 capital and a reconciliation for normalized after-tax return (based on USD figures) on Basel 3 allocated capital is included in the supplemental slides of this presentation Strong and consistent results with significant improvement in fixed income 9M12 pre-tax income doubled return on capital improved to 11%; normalized return of 16% excluding losses from wind-down businesses Investment Banking contributes bulk of CHF 2 bn group-wide expense savings achieved in CHF mn 3Q12 2Q12 3Q11 9M12 9M11 Net revenues 3,296 2,909 1,981 10,364 9,885 Provision for credit losses 5 (14) 59 (15) 55 Compensation and benefits 1,520 1,457 1,463 5,053 5,351 Other operating expenses 1,263 1,083 1,179 3,437 3,508 Total operating expenses 2,783 2,540 2,642 8,490 8,859 Pre-tax income 508 383 (720) 1,889 971 Pre-tax income margin 15% 13% – 18% 10% Basel 3 RWA in USD bn 204 206 295 204 295 Return on Basel 3 capital 9% 5% – 11% 3% * 1 1

Strong and more consistent Fixed Income performance reflecting increasing revenues, lower risks and a smaller expense base October 25, 2012 Strong performance with robust client activity in Securitized Products; well-balanced contribution from non-agency RMBS, agency RMBS and asset finance Credit results reflect uptick in primary activity and increased client demand for yield Resilient Emerging Markets revenues driven by strong performance in Latin America, offset by seasonally lower client activity Improved Rates and FX results relative to 2Q12 Revenue loss of CHF 60 mn from businesses we are exiting vs. loss of CHF 139 mn in 2Q12 and gain of CHF 28 mn in 3Q11 634 1,264 1,567 4,097 5,069 Fixed income sales & trading revenues in USD mn Fixed income sales & trading revenues in CHF mn Basel 3 RWA USD 230 bn Basel 3 RWA USD 131 bn (43)% 2Q11 2Q12 1Q11 1Q12 * 3Q11 3Q12

Equity sales & trading revenues reflect muted client activity; continued market leading positions

Equity sales & trading revenues in CHF mn



894
1,150
1,026
3,757
3Q11
894
2Q11
1,251
1Q11
1,612
3,587
3Q12
1,026
2Q12
1,150
1Q12
1,411
3Q11
2Q12
3Q12
9M11
9M12

Equity sales & trading revenues **in USD mn**				
3Q11	2Q12	3Q12	9M11	9M12
1,082	1,219	1,073	4,285	3,842

- Resilient **Prime Services** performance with continued market share momentum despite decreased client activity
  - Ranked #2 globally with 13.7% market share in the inaugural global market share survey for the prime brokerage industry[1]
- **Cash Equities** revenues reflect continued market leading position, offset by weaker global industry-wide trading volumes
- Lower **Derivatives** results reflect our conservative risk positioning in Asia

1 Source: *Hedge Fund Intelligence*

CREDIT SUISSE October 25, 2012 15

Strong underwriting & advisory results driven by robust global debt issuance volumes and market share momentum October 25, 2012 Strongest quarter in 2012, with solid contribution across both underwriting and advisory Robust debt underwriting results reflect significant increase in new issue activity in high yield and investment grade Resilient equity underwriting revenues reflect a higher level of follow-on and convertible offerings, offset by lackluster IPO activity Strong advisory results due to an increase in M&A and private placement fees despite a decline in industry completed M&A volumes in the quarter Continued market share momentum Advanced to #3 for completed M&A for 9M12 from #6 for FY11 Global High Yield rank increased to #3 in 9M12 from #5 in FY11 Underwriting & Advisory revenues in CHF mn Equity underwriting Advisory Debt underwriting 723 682 906 2,855 2,427 Underwriting & Advisory revenues in USD mn *

Continued improvement in normalized return driven by increased capital and operating efficiency October 25, 2012 1 A reconciliation of normalized after-tax return (based on USD figures) on Basel 3 allocated capital is included in the supplemental slides of this presentation 2 Based on annualized 9M revenue to average Basel 3 RWA balances for the Investment Bank Impact on normalized return Investment Banking normalized after-tax return on Basel 3 allocated capital1 Improvement in normalized after-tax return on Basel 3 allocated capital1 to 16% for ongoing businesses Significant improvement in capital efficiency with 46% increase in revenue per Basel 3 RWA usage2 9M12 pre-tax loss of USD 667 mn (CHF 619 mn) from businesses we are exiting on Basel 3 RWA of USD 14 bn 295 204 190 Basel 3 RWA in USD bn * ongoing businesses

Asset Management with higher investment-related gains and gain on sale of stake in Aberdeen

in CHF mn	3Q12	2Q12	3Q11	9M12	9M11
Fee-based revenues	438	478	508	1,343	1,473
Investment-related gains	101	27	(17)	229	299
Other revenues[1]	68	45	2	266	(5)
of which Aberdeen gain & AMF charge	*102*	*66*	*15*	*346*	*15*
Net revenues	**607**	**550**	**493**	**1,838**	**1,767**
Compensation and benefits	237	256	228	763	752
Other operating expenses	148	161	168	466	525
Total operating expenses	**385**	**417**	**396**	**1,229**	**1,277**
Pre-tax income	**222**	**133**	**97**	**609**	**490**
Pre-tax income underlying[2]	**120**	**67**	**82**	**263**	**475**
Fee-based margin in basis points	48	53	56	49	52
Pre-tax income margin	37%	24%	20%	33%	28%
Pre-tax income margin underlying[2]	24%	14%	17%	18%	27%
Net new assets in CHF bn	(0.5)	0.4	1.5	(11.5)	11.9
AuM in CHF bn	369	361	365	369	365

- **3Q12 underlying pre-tax income higher** driven by investment-related gains and reduced expenses partly offset by lower performance fees
- **9M12 underlying pre-tax income lower** as 9M11 included a significant private equity realization
- **Completed sale of Aberdeen** stake with gain of CHF 140 mn in 3Q12 (CHF 384 mn in 9M12)
  - Related Basel 3 RWA reduction of CHF 4.2 bn since end 2011
- **Improved operating efficiency** with lower expenses
- **Net new asset outflows** of CHF (0.5) bn with outflows from traditional investments partially offset by inflows in alternative investments

1 Equity participations and other gains/losses and other revenues 2 Underlying results exclude Aberdeen gain & AMF charge AuM = Assets under Management

CREDIT SUISSE October 25, 2012 18

Asset Management with improved pre-tax income October 25, 2012 * Pre-tax income progression in CHF mn Lower other revenues 3Q12 Pre-tax income margin 37% 24% 2Q12 Lower performance fees & carried interest Aberdeen sale & AMF charge Lower expenses Higher investment- related gains Lower performance fees reflect recognition of semi-annual performance fees in 2Q12 Lower other revenues, including reduced equity participations income from Aberdeen Higher investment related gains on private equity and hedge fund investments Expenses lower by 8%

CHF 2 bn expense reduction achieved, with further CHF 2 bn savings targeted by end 2015 October 25, 2012 * Expense reductions target in CHF bn Note: All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. 2.0 1.0 0.5 0.5 Achieved in 9M12 in 2013 in 2014 in 2015 3.0 3.5 4.0 Investment Banking Private Banking Asset Management Investment Banking Private Banking Infrastructure Investment Banking (CHF 2.1 bn) Driving synergies in Equities Continue to rationalize businesses in certain geographies in Fixed Income, Underwriting and Advisory Private Banking (CHF 0.3 bn) Streamline front office support functions Clariden Leu merger Streamline offshore affluent client coverage model Asset Management (CHF 0.1 bn) Simplification of operating platform Increased offshoring Infrastructure (CHF 1.5 bn) Consolidation of fragmented and duplicate shared services Continued consolidation of technology applications Leverage global deployment opportunities Continued efficiency improvement across all shared services Infra-structure Asset Management New and continued initiatives

9M12 results reflects CHF 2bn of annualized savings

Expense reduction in CHF bn


20.5
annualized
10.3
Annualized savings CHF 2.0 bn achieved
16.3
(2.4)
18.5
annualized
13.9
(1.0)
~17.5
(0.5)
~17.0
(0.5)
~16.5
Projected expenses at 1H11 exchange rates and excluding realignment and other significant expense items and variable compensation expenses
6M11 adjusted
9M12 reported
9M12 adjusted
2013
2014
2015

Adjustments from 6M11 reported:

Variable compensation	(1,012)
Realignment costs	(142)
Total	**(1,154)**

Adjustments from 9M12 reported:

Variable compensation	(1,300)
Realignment costs	(380)
Net PAF2 expense	(322)
FX impact	(238)
Significant litigation	(136)
Total	**(2,377)**

Outlook on realignment expenses

- CHF ~240 mn in 4Q12
- Total CHF ~1 bn in 2013 through 2015

All data for Core Results. The net PAF2 adjustment assumes that share-plan-based awards (with 3-year vesting) had been awarded in lieu of PAF2 awards (with accelerated vesting).
All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses.

CREDIT SUISSE October 25, 2012 21

Significant reduction in Basel 3 RWA since 3Q11; further CHF 20 bn RWA reduction planned for Investment Banking in 2013 October 25, 2012 * Basel 3 risk-weighted assets (RWA) in CHF bn Additional CHF 20 bn, or ~10%, reduction in Investment Banking by end 2013 Goal (24)% (17)% (2) Investment Banking FX impact PB & other (19)% Note: End 2012 and end mid-2013 goal reflect current FX rates and estimates for Basel 3 treatment 1 Kept unchanged from guidance made in July 2012, despite having realized RWA-equivalent benefit of CHF 7 bn that was included in capital actions as per July 2012 announcement 1 Year-end 2012 Year-end 2013 2Q12 4Q11 3Q11 3Q12

Achieved CHF 12.8 bn of targeted CHF 15.3 bn additional capital as announced in July

1 CHF 1.6 bn Hybrids exchange[1]	▪ Accelerated exchange of some existing Tier 1 capital notes (hybrids) into high trigger Buffer Capital Notes (BCNs)	✓
2 CHF 3.8 bn Mandatory convertible[2]	▪ Will convert into 233.5 million Credit Suisse shares in March 2013 ▪ Fully underwritten by strategic investors; 96.6% of subscription rights take-up	✓
3 CHF 2.3 bn Tier 1 participation securities	▪ Now qualifies as part of the Swiss capital requirement (Swiss core capital ratio)	✓
4 CHF 0.9 bn APPA exchange[3] & debt repurchases	▪ Offer to employees to exchange deferred cash compensation awards (APPA) into shares ▪ Public tender offer to repurchase CHF 4.8 bn in outstanding capital and senior debt securities ▪ Combined capital benefit of CHF 930 mn, exceeding plan by CHF 130 mn	✓
5 CHF 0.2 bn Aberdeen	▪ Sale of the residual 7% stake in Aberdeen Asset Management	✓
6 CHF 0.3 bn Strategic divestments	▪ Primarily related to our investment fund redemptions in Asset Management division	✓
7 CHF 0.4 bn Real estate sales	▪ Real estate sales to-date from CHF 0.5 bn disposal plan	✓
8 CHF 3.3 bn change in equity & deductions	▪ Changes in equity / earnings related and 3Q12 benefit from lower regulatory deductions	✓

1 Adjusted for FX movement in 3Q and exchange fees 2 Gross of CHF 0.2 bn fees and interest which are deducted from change in equity category (as per July disclosure)
3 Of the CHF 550 mn capital impact from APPA conversion, CHF 50 mn is expected to be realized in 4Q12

CREDIT SUISSE October 25, 2012 23

On track to deliver residual CHF 2.8 bn capital benefit * 1 May be announced but potentially not closed by year-end 2012 2 Bloomberg consensus net income estimate for 2012 (adjusted for actual 9M12 net income and losses on own credit in 3Q12) is not endorsed or verified and is used solely for illustrative purposes. Actual net income may differ significantly. October 25, 2012 Focus in Asset Management Alternative Investments towards more liquid strategies, primarily through divestments of private equity businesses Sale of real estate manager Wincasa for a consideration of CHF 109 mn, resulting in a gain of approximately CHF 50 mn to be completed in 4Q12 In addition, pursuing the option to divest ETF business No further plans for divestment of other businesses within Asset Management Real estate disposal plan increased to CHF 0.8 bn (CHF 0.4 bn already realized in 3Q12) Bulk of remaining divestments close to signing Assumes that 4Q12 net income equals consensus estimates2 Includes capital benefit from obligation to deliver shares for share-based compensation awards Lower threshold deductions and additional reductions in deferred tax assets on net operating losses Additional actions Earnings related CHF 0.4 bn Real estate sales CHF 0.8 bn Changes in equity CHF 0.9 bn Strategic divestments1 CHF 0.7 bn Lower deductions

3Q12 2012 "Look through" Swiss core capital and ratios in CHF bn "Look through" Swiss core capital ratio around 9.3% by end 2012 (pro forma) Additional actions & earnings related & lower deductions (7.1) Other regulatory deductions (8.8) Goodwill & Intangibles (0.5) Own debt gains Shareholders’ equity end 3Q12 "Look through" deductions Note: Based on a pro-forma calculation, assuming successful completion of the announced capital actions. Actual results may differ. Simulation assumes constant foreign exchange rates. 1 Net of fees and interest 2 Excluding RWA-equivalent benefit 3 End 2012 and end 2013 goal reflect current FX rates and estimates for Basel 3 treatment 4 Before capital distributions Mid 2013 Credit Suisse Target * Basel 3 RWA3 in CHF bn 307 300 280 MACCS1 10.0% October 25, 2012 Tier 1 participation securities 8.2% 9.3% Core capital 2 20134 Approaching 12% "Look through" view: Assumes full transition to 2019 capital structure Does not reflect regulatory transition requirements under BIS or as per FINMA Not relevant for trigger mechanism of recent BCN transactions Pro forma Approaching 33.6 Year- end:

Credit Suisse has strengthened its capital position and accelerated its transition to the end 2018 requirements October 25, 2012 Basel 2.5 capital ratios (actual and simulation) * 2Q12 3Q12 2012 "Look through" Basel 3 simulated capital ratios 3Q12 2012 Swiss core capital1 Swiss total capital1,2 16.5% 12.5% Core tier 1 ratio 18.5% 14.7% 19.8% 15.9% BIS common equity tier 1 ratio 7.5% 8.5% 1 Includes existing USD 3 bn Tier 1 participation securities (with a haircut of 20%) as FINMA has ruled that under the Swiss TBTF regime these will qualify as part of the Swiss capital requirement in excess of the Basel 3 G-SIB Common Equity Tier 1 (CET1) ratio 2 Includes issued high-trigger Buffer Capital Notes ("CoCos") of CHF 4.2 bn in 3Q12 and year-end 2012, respectively, and CHF 8.3 bn at year-end 2013 Tier 1 capital ratio Approaching 11% 2013 Mid 2013 Swiss core capital target 10.0% Approaching 12% Approaching 15% 9.3% 10.7% 8.2% 9.6% Pro forma Year- end:

Target further material balance sheet reduction to below CHF 900 bn by end 2013 with limited revenue impact * Total assets in CHF bn Target year-end 2013 < 900 (36)% (13)% CHF >130 bn Target reduction by end 2013 October 25, 2012 Note: The end 2013 total asset target and reduction assumes constant FX rates Further optimize balance sheet allocation to key clients across repo and other businesses Limit balance sheet usage in businesses with low return on assets profiles Optimization of balance sheet structures and liquidity profile Mid 2007 2Q12 3Q12

Capital actions and targeted balance sheet reduction resulting in a significant improvement in our leverage ratio October 25, 2012 * Leverage ratio (Shareholders' equity / total assets) 4Q11 2Q12 3Q121 Pro forma 33.7 34.8 39.3 44.42 Shareholders' equity in CHF bn 1,049 1,043 1,023 < 900 Total assets in CHF bn 31x 30x 26x < 20x Leverage multiple 1 Includes contribution from CHF 3.6 bn from MACCS conversion 2 Assumes CET1 capital at 10% of CHF 280 bn Basel 3 risk-weighted assets, plus adding back current regulatory deductions of CHF 16.4 bn (goodwill etc) 3Q12 The leverage has already improved noticeably to 3.8% following the capital actions (including MACCS conversion) Pro forma The targeted reduction in total assets and a further increase in equity is expected to further improve our leverage metrics

Strong funding and liquidity

Assets and liabilities by category, end 3Q12 in CHF bn


1,023
Reverse repo 176
Encumbered trading assets 87
Funding-neutral assets[1] 142
Cash & due from banks 89
Unencumbered liquid assets[3] 149
Loans[4] 237
Other longer-maturity assets 143
Match funded
405 ↑
618 ↓
123% coverage
1,023
Repo 201
Short positions 62
Funding-neutral liabilities[1] 142
Other short-term liab.[2] 36
Due to banks 69
Short-term borrowings 28
Deposits[5] 292
Long-term debt 150
Total equity 43
Assets
Equity & Liabilities

- **Well prepared for Basel 3 liquidity** requirements
  - Basel 3 Net Stable Funding Ratio[6] (1-year) in excess of 100%
  - Short-term (30 days) liquidity under Swiss regulation well in excess of requirement; approach similar to the Basel 3 "Liquidity coverage ratio (LCR)"
- Funding and CDS **spreads remain amongst the lowest** in peer group
- Significant amount of **balance sheet remains unencumbered**; utilized only 14%[7] of Swiss mortgage book for secured long-term funding

1 Primarily brokerage receivables/payables, positive/negative replacement values and cash collateral 2 Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets 3 Primarily includes unencumbered trading assets, investment securities and excess reverse repo agreements, after haircuts 4 Excludes loans with banks 5 Excludes due to banks and certificates of deposits 6 **Estimate under current FINMA framework. Basel 3 liquidity rules and FINMA framework are not finalized; amounts and statements and ratios shown here are based on interpretation of current proposals** 7 As of 3Q12. Represents ratio of notional amount of covered bonds (incl. Swiss Pfandbrief) issued in relation to notional amount of mortgages outstanding for Credit Suisse AG

CREDIT SUISSE
October 25, 2012 29

Summary Brady W. Dougan, Chief Executive Officer

Summary October 25, 2012 * Consistent financial performance Business model to generate substantial levels of excess capital Achieved CHF 12.8 bn of targeted CHF 15.3 bn additional capital Expect "look through" Swiss core capital ratio to reach 10% by mid 2013 and approach 12% by end 2013 before capital distributions Expect end 2012 ratio to be around 9.3% (pro forma) Reduction in total assets will lead to substantial improvement of gross balance sheet leverage Improved underlying pre-tax income of CHF 1.2 bn 9M12 underlying return on equity of 10% and maintain over the cycle goal of above 15% Underlying results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. Continued focus on costs CHF 2 bn expense reduction already achieved Cumulative 2015 target increased to CHF 4 bn

Supplemental slides October 25, 2012 Slide Reconciliation from reported to underlying results 2012 and 2011 33 to 34 Reconciliation to normalized return on Basel 3 allocated capital in Investment Banking 35 to 36 Investment Banking results in USD 37 Fixed Income revenue mix 38 Fixed Income Basel 3 risk-weighted assets reduction 39 Results in the Corporate Center 40 Collaboration revenues 41 Transitional Swiss core capital ratio 42 Adjusted assets leverage 43 Selected European credit risk exposure 44 Loan portfolio characteristics 45 to 46 Libor and US tax matters 47 to 48 *

Reconciliation from reported to underlying results 2012

CHF mn	Reported			Impact from movements in credit spreads on own liabilities			Business realignment costs			Sale of Aberdeen AM stake			Gain on non-core business sale	AMF write down	Real estate sale	Certain significant litigation provisions in IB	Underlying		
	1Q12	2Q12	3Q12	1Q12	2Q12	3Q12	1Q12	2Q12	3Q12	1Q12	2Q12	3Q12	2Q12	3Q12	3Q12	3Q12	1Q12	2Q12	3Q12
Net revenues	**5,878**	**6,241**	**5,766**	**1,554**	**(39)**	**1,048**	–	7	8	**(178)**	**(66)**	**(140)**	**(41)**	**38**	**(382)**	**–**	**7,254**	**6,102**	**6,338**
Prov. for credit losses/(release)	34	25	41	–	–	–	–	–	–	–	–	–	–	–	–	–	34	25	41
Total operating expenses	5,804	5,105	5,366	–	–	–	(68)	(176)	(136)	–	–	–	–	–	–	(136)	5,736	4,929	5,094
Pre-tax income	**40**	**1,111**	**359**	**1,554**	**(39)**	**1,048**	**68**	**183**	**144**	**(178)**	**(66)**	**(140)**	**(41)**	**38**	**(382)**	**136**	**1,484**	**1,148**	**1,203**
Income tax expense/(benefit)	(16)	311	101	444	(21)	183	21	43	44	(32)	(8)	(18)	(4)	15	(57)	40	417	321	308
Noncontrolling interests	12	12	4	–	–	–	–	–	–	–	–	–	–	–	–	–	12	12	4
Net income	**44**	**788**	**254**	**1,110**	**(18)**	**865**	**47**	**140**	**100**	**(146)**	**(58)**	**(122)**	**(37)**	**23**	**(325)**	**96**	**1,055**	**815**	**891**
Return on equity	0.5%	9.2%	2.9%														12.4%	9.3%	9.6%

CHF mn	Reported	Impact from movements in credit spreads on own liabilities	Business realignment costs	Sale of Aberdeen AM stake	Gain on non-core business sale	AMF write down	Real estate sale	Certain significant litigation provisions in IB	Underlying
	9M12	9M12	9M12	9M12	9M12	9M12	9M12	9M12	9M12
Net revenues	**17,885**	**2,563**	**15**	**(384)**	**(41)**	**38**	**(382)**	**–**	**19,694**
Prov. for credit losses / (release)	100	–	–	–	–	–	–	–	100
Total operating expenses	16,275	–	-380	–	–	–	–	(136)	15,759
Pre-tax income	**1,510**	**2,563**	**395**	**(384)**	**(41)**	**38**	**(382)**	**136**	**3,835**
Income tax expense	396	606	108	(58)	(4)	15	(57)	40	1,046
Noncontrolling interests	28	–	–	–	–	–	–	–	28
Net income	**1,086**	**1,957**	**287**	**(326)**	**(37)**	**23**	**(325)**	**96**	**2,761**
Return on equity	4.2%								9.6%

IB = Investment Banking

CREDIT SUISSE
October 25, 2012
33

Reconciliation from reported to underlying results 2011

CHF mn	Reported				Impact from movements in credit spreads on own liabilities				Business realignment costs			Real estate sale	Sale of Aberdeen AM stake	Non-credit-related provision	Underlying			
	1Q11	2Q11	3Q11	4Q11	1Q11	2Q11	3Q11	4Q11	2Q11	3Q11	4Q11	2Q11	3Q11	3Q11	1Q11	2Q11	3Q11	4Q11
Net revenues	**7,813**	**6,326**	**6,817**	**4,473**	**703**	**(104)**	**(1,824)**	**(391)**	–	–	–	(72)	(15)	–	**8,516**	**6,150**	**4,978**	**4,082**
Prov. for credit losses / (release)	(7)	13	84	97	–	–	–	–	–	–	–	–	–	–	(7)	13	84	97
Total operating expenses	6,195	5,227	5,697	5,374	–	–	–	–	(142)	(291)	(414)	–	–	(478)	6,195	5,085	4,928	4,960
Pre-tax income	**1,625**	**1,086**	**1,036**	**(998)**	**703**	**(104)**	**(1,824)**	**(391)**	**142**	**291**	**414**	**(72)**	**(15)**	**478**	**2,328**	**1,052**	**(34)**	**(975)**
Income tax expense	465	271	332	(397)	166	(29)	(543)	(59)	48	82	76	(12)	(2)	50	631	278	(81)	(380)
Noncontrolling interests	21	47	21	36	–	–	–	–	–	–	–	–	–	–	21	47	21	36
Net income	**1,139**	**768**	**683**	**(637)**	**537**	**(75)**	**(1,281)**	**(332)**	**94**	**209**	**338**	**(60)**	**(13)**	**428**	**1,676**	**727**	**26**	**(631)**
Return on equity	13.4%	9.7%	8.7%	(7.7)%											19.6%	9.0%	0.3%	(7.7)%

CHF mn	Reported	Impact from movements in credit spreads on own liabilities	Business realignment costs	Real estate sale	Sale of Aberdeen AM stake	Non-credit-related provision	Underlying
	9M11	9M11	9M11	9M11	9M11	9M11	9M11
Net revenues	**20,956**	**(1,225)**	**–**	**(72)**	**(15)**	**–**	**19,644**
Prov. for credit losses / (release)	90	–	–	–	–	–	90
Total operating expenses	17,119	–	(433)	–	–	(478)	16,208
Pre-tax income	**3,747**	**(1,225)**	**433**	**(72)**	**(15)**	**478**	**3,346**
Income tax expense	1,068	(406)	130	(12)	(2)	50	828
Noncontrolling interests	89	–	–	–	–	–	89
Net income	**2,590**	**(819)**	**303**	**(60)**	**(13)**	**428**	**2,429**
Return on equity	10.7%						9.9%

Note: numbers may not add to total due to rounding

CREDIT SUISSE
October 25, 2012
34

Investment Banking in USD mn Reported pre-tax income 968 2,025 Income tax expense (@ 25% tax rate) (242) (506) Net income 726 1,519 Return on allocated capital 3% 9% Reconciliation of reported to normalized after-tax return on Basel 3 allocated capital in Investment Banking October 25, 2012 Investment Banking in USD bn 9M11 9M12 Allocated capital (10% of average Basel 3 RWAs) 31.7 21.7 1 This calculation assumes that share-based plan awards (with 3-year vesting) of USD (200) mn had been awarded in lieu of PAF2 awards (with accelerated vesting) of USD (462) mn * Investment Banking in USD mn Reported pre-tax income 2,025 Net PAF2 expense1 262 Certain significant litigation provisions 145 Normalized pre-tax income 2,432 Income tax expense (@ 25% tax rate) (608) Normalized net income 1,824 Normalized return on allocated capital 11%

Investment Banking in USD mn Reported pre-tax income 968 2,025 Wind-down business pre-tax income 463 667 Net PAF2 expense2 — 257 Certain significant litigation provisions — 145 Ongoing normalized pre-tax income 1,431 3,095 Income tax expense (@ 25% tax rate) (358) (774) Ongoing normalized net income 1,073 2,321 Ongoing normalized return on allocated capital 6% 11% 16% Reconciliation of reported to ongoing normalized after-tax return on Basel 3 allocated capital in Investment Banking October 25, 2012 Ongoing Investment Banking in USD bn 9M11 9M12 Allocated capital (10% of average Basel 3 RWAs)1 26.0 19.2 1 Basel 3 risk-weighted assets for wind-down business pre 3Q11 assumed to be at 3Q11 level 2 This calculation assumes that share-based plan awards (with 3-year vesting) of USD (196) mn had been awarded in lieu of PAF2 awards (with accelerated vesting) of USD (453) mn for ongoing businesses *

Investment Banking results in USD 1 Includes net PAF2 expense of USD 262 mn, assuming that share-plan-based awards (with 3-year vesting) had been awarded in lieu of PAF2 awards (with accelerated vesting) October 25, 2012 in USD mn 3Q12 2Q12 3Q11 9M12 9M11 Debt underwriting 429 330 368 1,232 1,374 Equity underwriting 178 103 140 413 701 Advisory and other fees 299 249 215 783 779 Fixed income sales & trading 1,567 1,264 634 5,069 4,097 Equity sales & trading 1,073 1,219 1,082 3,842 4,285 Other (99) (78) (74) (229) (106) Net revenues 3,447 3,087 2,365 11,110 11,130 Provision for credit losses 5 (15) 67 (17) 63 Compensation and benefits 1,588 1,550 1,748 5,426 6,072 Other operating expenses 1,326 1,150 1,416 3,676 4,028 Total operating expenses 2,914 2,700 3,164 9,102 10,100 Pre-tax income 529 402 (866) 2,025 968 Pre-tax income margin 15% 13% – 18% 9% * 1

Increased capital efficiency and more balanced business mix in Fixed Income, reflecting execution of refined strategy October 25, 2012 * 9M12 revenue increased 24% while Basel 3 RWA reduced by 43% over same period Improved capital efficiency with 115% increase in revenue per Basel 3 RWA usage2 More diversified revenue contribution across Macro businesses (Rates, FX), Credit, Securitized Products and Emerging Markets Continued stable inventory levels to support client flow while minimizing risks 9M11 9M12 1 Wind-down and other primarily comprises revenues from businesses we are exiting and funding costs 2 Based on annualized 9M revenue to average Basel 3 RWA balances Securitized Products Revenues in USD mn Basel 3 RWA in USD bn Fixed income sales & trading in USD Commod. Emerging Markets Credit Macro (Rates, FX) Wind-down and other1 +24% (43)% 4,097 5,069 19% 27% 16% 41% (10)% 21% 35% 25% 31% (16)% 4% 230 131 3Q11 3Q12 7%

October 25, 2012 * Fixed Income Basel 3 RWA reduction 42 41 34 23 18 18 6 4 5 57 14 14 10 8 7 19 17 16 73 37 37 230 139 131 Macro (Rates & FX) Fixed Income Securitized Products Credit Emerging Markets Commodities Other1 Wind-down Basel 3 risk-weighted assets in USD bn 3Q11 2Q12 3Q12 (6)% (17)% 1 Includes Fixed Income other, CVA management and Fixed Income treasury – – – – (6)% –

Results in the Corporate Center October 25, 2012 * 1Q11 2Q11 3Q11 4Q11 2011 1Q12 2Q12 3Q12 Reported pre-tax-income / (loss) (874) (95) 1,452 (102) 381 (1,818) (180) (1,060) Losses / (gains) from movements in credit spreads on own liabilities 703 (104) (1,824) (391) (1,616) 1,554 (39) 1,048 Business realignment costs – 142 291 414 847 68 183 144 (Gains) on real estate sale (72) (72) (382) Underlying pre-tax income / (loss) (171) (129) (81) (79) (460) (196) (36) (250) Note: Underlying results are non-GAAP financial measures CHF mn The underlying Corporate Center pre-tax results reflect: consolidation and elimination adjustments expenses for centrally sponsored projects certain expenses and revenues that have not been allocated to the segments

Collaboration revenues October 25, 2012 * Collaboration revenues in CHF bn and as % of net revenues (core results) Resilient collaboration revenues with an increase of 10% in 3Q12 Strong performance in providing tailored solutions to UHNW clients Substantial asset referrals to Private Banking and Asset Management Contribution to the bank’s overall results continues to be significant Collaboration revenues target range of 18% to 20% of net revenues 17% 15% 22% 16% 20%

Transitional Swiss core capital ratio of 14.3% at end 2012, substantially in excess of requirement

Transitional Swiss core and total capital simulation in CHF bn



High Trigger Buffer Capital Notes
Swiss core capital
35.7
(0.5)
Own debt gains and other deductions
Tier 1 participation securities
2.3
3.6
MACCS[1]
45.3
4.2
41.1
1.9
Additional actions & earnings related[2]
47.2
4.2
43.0
15.7%
14.3%
Shareholders' equity 3Q12
Regulatory capital end 3Q12
Regulatory capital year-end 2012 (pro forma)

FINMA requirement by end 2012

- **8.5%** **Swiss total capital**
- **6.0%** **Swiss core capital**

Basel 3 RWA in CHF bn	Regulatory capital end 3Q12	Regulatory capital year-end 2012 (pro forma)
	307	**300**[3]

Note: Based on a pro-forma calculation, assuming successful completion of the announced capital actions. Actual results may differ. Simulation assumes constant foreign exchange rates.
1 Net of fees and interest 2 Excluding RWA-equivalent benefit and excluding benefit from lower threshold deductions 3 Reflects current FX rates and estimates for Basel 3 treatment

CREDIT SUISSE
October 25, 2012 42

Adjusted assets provides a more meaningful measure of balance sheet leverage October 25, 2012 * in CHF bn Calculating a leverage multiple based on an adjusted asset amount that excludes low-risk assets is a more meaningful measure of balance sheet leverage than a gross leverage multiple using total assets The adjusted asset number accounts for 65% of our total asset balance Credit Suisse’s gross leverage multiple of 26x reduces to 17x using adjusted assets The targeted balance sheet reduction results in a pro forma adjusted assets leverage of 14x, or 7.3% Adjusted assets is a non-GAAP financial measure and is presented solely to demonstrate an alternative way we look at our balance sheet and leverage 1 Includes contribution from CHF 3.6 bn from MACCS conversion 2 Assumes CET1 capital at 10% of CHF 280 bn Basel 3 risk-weighted assets, plus adding back current regulatory deductions of CHF 16.4 bn (goodwill etc) Approx. 65% of total assets Shareholders' equity1 in CHF bn 39.31 39.31 44.42 Leverage ratio 3.8% 5.9% 7.3% Leverage multiple 26x 17x 14x Adjustments (CHF bn): Cash (87) Prime services balances (32) Repo & reverse-repo agreements (204) Consolidated Variable Interest Entities (30) Pro forma for targeted asset reduction Total assets 3Q12 Adjusted assets 3Q12 Pro forma adjusted assets

Selected European credit risk exposure at end 3Q12 October 25, 2012 * Gross 4.2 3.7 0.1 0.1 0.2 0.1 Net 0.8 0.7 0.1 0.0 0.0 0.0 whereof inventory 0.1 0.0 0.1 0.0 0.0 0.0 Total Italy Spain Portugal Greece Ireland Sovereigns Exposure in EUR bn Financial institutions Gross 6.0 2.6 1.6 0.3 0.1 1.4 Net 2.1 1.0 0.8 0.1 0.0 0.2 whereof inventory 1.0 0.2 0.6 0.1 0.0 0.1 Corporates& other Gross 6.4 2.6 2.0 0.2 0.5 1.1 Net 2.6 1.0 1.0 0.1 0.1 0.4 whereof inventory 0.5 0.2 0.2 0.0 0.0 0.1

Average mark data is net of fair value discounts and credit provisions. Average marks and composition of the loan portfolio is based on gross amounts * October 25, 2012 Investment Banking loan book Corporate loan portfolio is 73% investment grade, and is mostly (75%) accounted for on a fair value basis Fair value is a forward looking view which balances accounting risks, matching treatment of loans and hedges Loans are carried at an average mark of approx. 99% with average mark of 98% in non-investment grade portfolio Continuing good performance of individual credits: no specific provisions during the quarter Developed markets in CHF bn Emerging markets in CHF bn Funded loans Unfunded commitments Hedges Well-diversified by name and evenly spread between EMEA, Americas and Asia and approx. 65% accounted for on a fair value basis Emerging market loans are carried at an average mark of approx. 98% No significant provisions during 3Q12

Private Banking loan book Portfolio ratings composition, by transaction rating Private Banking total loan book of CHF 206 bn focused on Switzerland more than 85% collateralized BB+ to BB BBB BB- and below AAA to A Wealth Management Clients (CHF 145 bn) Portfolio remains geared towards mortgages (CHF 97 bn) and securities-backed lending (CHF 41 bn) Lending is based on well-proven, conservative standards Lombard lending with excellent credit quality despite increased market volatility Real estate prices are under special focus; first signs of market relief due to new self regulation in Switzerland Corporate & Institutional Clients (CHF 61 bn) Over 65% collateralized by mortgages and securities Counterparties mainly Swiss corporates incl. real estate industry Sound credit quality with low concentrations * October 25, 2012

Libor matter October 25, 2012 Regulatory authorities in a number of jurisdictions have for an extended period of time been investigating the setting of LIBOR and other reference rates. Credit Suisse, which is a member of only three rate-setting LIBOR panels (US Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR), is cooperating fully with these investigations. Credit Suisse has done a significant amount of work over the last two years to respond to regulatory inquiries. Based on our work to date, we do not currently believe that Credit Suisse is likely to have material issues in relation to LIBOR and we have shared these findings with the relevant regulators; of course, our review in response to ongoing regulatory inquiries is continuing. In addition Credit Suisse has been named in various civil lawsuits filed in the United States relating to LIBOR. These lawsuits are factually and legally meritless with respect to Credit Suisse and we will vigorously defend ourselves against them. *

US tax matter October 25, 2012 The matter is a complex situation that Credit Suisse takes very seriously, and we are cooperating with the US and Swiss authorities. At this point we cannot give you any information on timing as the matter is complex and obviously directly dependent on the discussions between the US and the Swiss governments. The cross-border business with US clients was comparatively small in relation to our overall wealth management business as we significantly exited the US offshore business beginning back in 2008. We continue to build our US onshore franchise and we have made significant progress over the last years as the US remains a significant wealth management market that we want to be present in. We do not see a direct impact from this matter on our ability to generate asset inflows; however, we will incur legal and other expenses related to resolving this matter We reserved USD 325 mn for this matter in 3Q11. *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Brady W. Dougan Brady W. Dougan Chief Executive Officer Credit Suisse Group AG and Credit Suisse AG

/s/ David R. Mathers David R. Mathers Chief Financial Officer
Date: October 25, 2012		Credit Suisse Group AG and Credit Suisse AG